SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of  January, 2010

AVIVA PLC

(Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures: Acquisition

5 January 2010

           AVIVA ACQUIRES US EQUITY MANAGER RIVER ROAD ASSET MANAGEMENT

  Provides Aviva Investors with a strategically important US equity investment capability

  Creates new opportunities to grow third party institutional business in North America

  River Road considered a 'best of breed' equity manager

Aviva Investors, the global asset management business of Aviva plc ("Aviva"), has agreed to buy 100% of River Road Asset Management ("River Road"), a leading value-oriented US equity manager based in Louisville, Kentucky, with US$3.6 billion assets under management (as at 30 November 2009).

This acquisition supports the expansion of Aviva Investors' third party institutional asset management business by combining its existing expertise in fixed income in North America with River Road's equity investment capability.

The management team and the integrity of River Road's investment process will remain unchanged.  River Road will benefit from access to the fixed income capabilities, financial strength and global presence of Aviva Investors.

River Road, which has gross assets of US$6 million* (as at 31 December 2008), will continue to be based in Louisville and will form part of Aviva Investors North America ("AINA"), which is headquartered in Des Moines, Iowa. AINA also has offices in New York, Chicago, Manhattan Beach, California, and Toronto, Canada.

Alain Dromer, chief executive of Aviva Investors, said: "In River Road, we have found a top-quality equity management business with an impressive track record. It has an experienced team, a strong customer focus and a scalable operating model. River Road will contribute significantly to our plans to increase our third-party institutional business and will help us provide our clients with a broader range of investment solutions."

The transaction is expected to complete by the end of the first quarter.

                                                    - ends -

* US GAAP

Enquiries:

Media

Sue Winston, head of group media relations, Aviva plc             +44 (0)20 7662 8221

Angela Warburton, head of media relations, Aviva Investors     +44 (0)20 7809 8618

Rashmi Gautam, senior media relations manager, Aviva plc       +44 (0)20 7662 9511

James Murgatroyd/Nick Woodruff, Finsbury                            +44 (0)20 7251 3801

Analysts

Charles Barrows, investor relations director                              +44 (0)20 7662 8115

Notes to editors:

  Aviva is the world's fifth largest insurance group, serving 50 million customers across Europe, North America and Asia Pacific (based on gross worldwide premiums at 31 December 2008)

  Aviva's main business activities are long-term savings, fund management and general insurance, with worldwide total sales of £51.4 billion (US$74 billion) and total funds under management of £381 billion (US$549 billion) at 31 December 2008.

  Aviva Investors, Aviva's global asset management business, has £222 billion (US$364 billion) of assets under management and employs more than 1,300 people in 15 countries across Europe, North America, Asia Pacific and the UK (as at 30 June 2009)

  The Aviva media centre at www.aviva.com/media includes images, company and product information and a news release archive.

  Aviva has a primary listing on the London Stock Exchange and is also listed on the New York Stock Exchange under the ticker symbol "AV" through an American Depositary Receipt programme.

  For broadcast-standard video, please visit http://www.aviva.com/media/video/.

Cautionary statements:

This should be read in conjunction with the documents filed by Aviva plc (the "Company" or "Aviva") with the United States Securities and Exchange Commission ("SEC").

This announcement contains and we may make verbal statements containing certain "forward-looking statements" with respect to certain of Aviva's plans and current goals and expectations relating to future financial condition, performance, results, strategic initiatives or objectives. Statements containing the words "believes", "intends", "expects", "plans", "seeks", "aims", "may", "could", "outlook", "estimates" and "anticipates", and words of similar meaning, are forward-looking We intend these forward-looking statements to be covered by the safe harbour provisions for forward-looking statements in the Private Securities Litigation Reform Act of 1995 . By their nature, all forward-looking statements involve risk and uncertainty. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in these statements. Aviva believes these factors include, but are not limited to: the effect of undisclosed liabilities, integration issues and other risks associated with our acquisitions, the timing impact, ability to achieve acquisition cost savings or synergies and other uncertainties relating to acquisitions and disposals and relating to other future acquisitions, combinations or disposals within relevant industries and others based on forecasts made.

For a more detailed description of these risks, uncertainties and other factors, please see Item 3, "Risk Factors", and Item 5, "Operating and Financial Review and Prospects" in Aviva's registration statement on Form 20-F as filed with the SEC on 7 October 2009. Aviva undertakes no obligation to update the forward-looking statements in this announcement or any other forward-looking statements we may make. Forward-looking statements in this announcement are current only as of the date on which such statements are made.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 05 January, 2010

AVIVA PLC

By: /s/ E G Jones

E G Jones
Group Company Secretary